UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2023

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On May 09, 2023, Evotec SE issued an Ad-Hoc announcement stating that Evotec’s Seattle-based subsidiary, Just – Evotec Biologics, Inc., entered a multi-year, long-term tech partnership with Sandoz for the immediate development and subsequent manufacturing of multiple biosimilars. A copy of the Ad-Hoc announcement is attached as Exhibit 99.1 hereto. A copy of the accompanying press release is attached as Exhibit 99.2 hereto.

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SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Laetitia Rouxel
Name: Laetitia Rouxel
Title: Chief Financial Officer

Date: 9th May 2023

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Just – Evotec Biologics enters strategic biosimilars partnership with Sandoz
99.2	Just – Evotec Biologics launches tech partnership for biosimilars development and commercial manufacturing

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